Ridgeway
Petroleum Corp.

03 OCT 21 ... 7:21

03032692

#82 - 1819

October 10, 2003

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N. W.
Washington 20549, D.C.
USA

SUPPL

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819- Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our October 9, 2003 News Release.

Yours truly,

RIDGEWAY PETROLEUM CORP.

Christiane Koeksal
Office Manager
Encl./

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway Petroleum Corp.

NEWS RELEASE

RIDGEWAY ANNOUNCES $ 1,001,000 FINANCING

Listed: TSX Venture Exchange (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, October 9, 2003-- Ridgeway Petroleum Corp. (the "Company") announces that it has engaged First Associates Investments Inc. of Vancouver, British Columbia ("First Associates") as its exclusive agent to offer 500,500 Units of the Company on a commercially reasonable efforts basis to purchasers resident in British Columbia and Alberta under a Short Form Offering Document to be filed under TSX Venture Exchange Policy 4.6.

The Units will be priced at $2.00 per Unit for total proceeds of $1,001,000 before commissions and selling expenses. Each Unit is comprised of one common share of the Company and one-half non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $2.35 per share for a period of one year from completion of the Offering unless the Company's shares trade at a price of $3.50 per share or more for a period of 20 consecutive trading days, in which event the Company will have the right to accelerate the expiry time of the warrants to 30 days after such 20 consecutive trading day period by providing holders of the warrants with written notice of such acceleration of the expiry time.

In connection with the Offering, First Associates will receive, among other things,

(a) a cash commission equal to 7% of the gross proceeds of the Offering;

(b) a fee in the amount of $25,000 plus GST, of which $13,375 (including GST) has been paid;

(c) non-transferable compensation options entitling the purchase of that number of Units ("Agent's Units") as is equal to 15% of the number of Units sold under the Offering, at a price of $2.00 per Agent's Unit for a period of twelve months from the Closing Date; each Agent's Unit will be comprised of one common share of the Company and one-half non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $2.35 per share for a period of one year from completion of the Offering.

Net proceeds of the Offering will be added to the Company's working capital and used to fund lease rental payments and a proposed three well development/appraisal project on the Company's St. Johns Helium/CO_2 Project located in eastern Arizona and western New Mexico. The Offering is subject to regulatory approval.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

About Ridgeway Petroleum: Ridgeway has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world. Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets, while CO_2 is critical to the Enhanced Oil Recovery industry. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter Ruck, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Ridgeway
Petroleum Corp.

COPY

NEWS RELEASE

RIDGEWAY ANNOUNCES $ 1,001,000 FINANCING

Listed: TSX Venture Exchange (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, October 9, 2003-- Ridgeway Petroleum Corp. (the "Company") announces that it has engaged First Associates Investments Inc. of Vancouver, British Columbia ("First Associates") as its exclusive agent to offer 500,500 Units of the Company on a commercially reasonable efforts basis to purchasers resident in British Columbia and Alberta under a Short Form Offering Document to be filed under TSX Venture Exchange Policy 4.6.

The Units will be priced at $2.00 per Unit for total proceeds of $1,001,000 before commissions and selling expenses. Each Unit is comprised of one common share of the Company and one-half non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $2.35 per share for a period of one year from completion of the Offering unless the Company's shares trade at a price of $3.50 per share or more for a period of 20 consecutive trading days, in which event the Company will have the right to accelerate the expiry time of the warrants to 30 days after such 20 consecutive trading day period by providing holders of the warrants with written notice of such acceleration of the expiry time.

In connection with the Offering, First Associates will receive, among other things,

(a) a cash commission equal to 7% of the gross proceeds of the Offering;

(b) a fee in the amount of $25,000 plus GST, of which $13,375 (including GST) has been paid;

(c) non-transferable compensation options entitling the purchase of that number of Units ("Agent's Units") as is equal to 15% of the number of Units sold under the Offering, at a price of $2.00 per Agent's Unit for a period of twelve months from the Closing Date; each Agent's Unit will be comprised of one common share of the Company and one-half non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $2.35 per share for a period of one year from completion of the Offering.

Net proceeds of the Offering will be added to the Company's working capital and used to fund lease rental payments and a proposed three well development/appraisal project on the Company's St. Johns Helium/CO_2 Project located in eastern Arizona and western New Mexico. The Offering is subject to regulatory approval.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

About Ridgeway Petroleum: Ridgeway has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world. Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets, while CO_2 is critical to the Enhanced Oil Recovery industry. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter Ruck, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Certain statements in this News Release constitute "forward looking statements" within the meaning of the Private Securities Litigations Reform Act. of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.